UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

PERRY ELLIS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

868610106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☐                          Rule 13d-1(c)

☒                          Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868610106

1		NAME OF REPORTING PERSONS Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,025,787 (1)
	6	SHARED VOTING POWER 150,000 (2)
	7	SOLE DISPOSITIVE POWER 1,025,787 (1)
	8	SHARED DISPOSITIVE POWER 150,000 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,787 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________

(1)
Represents (i) 844,235 shares of common stock owned by the Oscar Feldenkreis Revocable Trust UAD 5/6/11, of which Mr. Feldenkreis is the Trustee; (ii) 58,361 shares held directly by Oscar Feldenkreis; (iii) 4,940 restricted shares held directly by Oscar Feldenkreis, which vest on April 22, 2018; (iv) 14,777 restricted shares held directly by Oscar Feldenkreis, which vest over two years beginning on April 20, 2018; (v) 19,716 restricted shares held directly by Oscar Feldenkreis, which vest over three years beginning on April 25, 2018; (vi) 44,333 performance shares granted under the Issuer’s 2015 Long-Term Incentive Compensation Plan (the “Plan”), which vest up to 100% if certain performance goals are met and Mr. Feldenkreis is employed by the Issuer on the last day of fiscal 2019; and (vii) 39,425 performance shares granted under the Plan, which vest up to 100% if certain performance goals are met and Mr. Feldenkreis is employed by the Issuer on the last day of fiscal 2020.  This number excludes (i) 57,894 shares issuable upon exercise of stock appreciation rights, which have vested but were out-of-the money based on the Company’s closing stock price on December 31, 2017 and (ii) shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person is an officer and director.

(2)
Represents (i) 50,000 shares of common stock owned by the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee; (ii) 50,000 shares of common stock owned by the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee; and (iii) 50,000 shares of common stock owned by the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee.

(3)	Calculated on the basis of 15,668,000 shares of common stock outstanding on November 24, 2017, as reported on the Issuer’s Form 10-Q for the quarter ended October 28, 2017 filed on December 1, 2017.

CUSIP NO. 868610106

Item 1(a).	Name of Issuer:

Perry Ellis International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 N.W. 107th Avenue, Miami, Florida 33172

Item 2(a).	Name of Person Filing:

Oscar Feldenkreis

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3000 N.W. 107th Avenue, Miami, Florida 33172

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

868610106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. 868610106

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 1,175,787(1)(2) shares.

(b)	Percent of Class: 7.5%(3)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,025,787(1)

(ii)	shared power to vote or to direct the vote: 150,000(2)

(iii)	sole power to dispose or to direct the disposition of: 1,025,787(1)

(iv)	shared power to dispose or to direct the disposition of: 150,000(2)

Item 5.                              Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                              Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

____________

(1)
Represents (i) 844,235 shares of common stock owned by the Oscar Feldenkreis Revocable Trust UAD 5/6/11, of which Mr. Feldenkreis is the Trustee; (ii) 58,361 shares held directly by Oscar Feldenkreis; (iii) 4,940 restricted shares held directly by Oscar Feldenkreis, which vest on April 22, 2018; (iv) 14,777 restricted shares held directly by Oscar Feldenkreis, which vest over two years beginning on April 20, 2018; (v) 19,716 restricted shares held directly by Oscar Feldenkreis, which vest over three years beginning on April 25, 2018; (vi) 44,333 performance shares granted under the Issuer’s 2015 Long-Term Incentive Compensation Plan (the “Plan”), which vest up to 100% if certain performance goals are met and Mr. Feldenkreis is employed by the Issuer on the last day of fiscal 2019; and (vii) 39,425 performance shares granted under the Plan, which vest up to 100% if certain performance goals are met and Mr. Feldenkreis is employed by the Issuer on the last day of fiscal 2020.  This number excludes (i) 57,894 shares issuable upon exercise of stock appreciation rights, which have vested but were out-of-the money based on the Company’s closing stock price on December 31, 2017 and (ii) shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person is an officer and director.

(2)
Represents (i) 50,000 shares of common stock owned by the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee; (ii) 50,000 shares of common stock owned by the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee; and (iii) 50,000 shares of common stock owned by the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, of which the Reporting Person’s spouse is the Trustee.

(3)	Calculated on the basis of 15,668,000 shares of common stock outstanding on November 24, 2017, as reported on the Issuer’s Form 10-Q for the quarter ended October 28, 2017 filed on December 1, 2017.

CUSIP NO. 868610106

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                              Identification and Classification of Members of the Group:

Not applicable.

Item 9.                              Notice of Dissolution of Group:

Not applicable.

Item 10.                              Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

/s/ Oscar Feldenkreis
Oscar Feldenkreis

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